Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2020

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2020	2019	2020	2019
OPERATING REVENUES
Service		$3,373	$3,138	$9,868	$9,244
Equipment		588	549	1,412	1,519
Revenues arising from contracts with customers	6	3,961	3,687	11,280	10,763
Other operating income	7	20	10	123	37
		3,981	3,697	11,403	10,800
OPERATING EXPENSES
Goods and services purchased		1,632	1,502	4,502	4,389
Employee benefits expense	8	959	761	2,743	2,225
Depreciation	17	540	489	1,568	1,429
Amortization of intangible assets	18	233	160	655	470
		3,364	2,912	9,468	8,513
OPERATING INCOME		617	785	1,935	2,287
Financing costs	9	187	201	581	558
INCOME BEFORE INCOME TAXES		430	584	1,354	1,729
Income taxes	10	109	144	365	332
NET INCOME		321	440	989	1,397
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(109)	110	16	71
Foreign currency translation adjustment arising from translating financial statements of foreign operations		46	5	88	22
		(63)	115	104	93
Items never subsequently reclassified to income
Change in measurement of investment financial assets		4	4	4	4
Employee defined benefit plan re-measurements		65	(2)	(288)	30
		69	2	(284)	34
		6	117	(180)	127
COMPREHENSIVE INCOME		$327	$557	$809	$1,524
NET INCOME ATTRIBUTABLE TO:
Common Shares		$307	$433	$947	$1,378
Non-controlling interests		14	7	42	19
		$321	$440	$989	$1,397
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$304	$548	$755	$1,497
Non-controlling interests		23	9	54	27
		$327	$557	$809	$1,524
NET INCOME PER COMMON SHARE*	12
Basic		$0.24	$0.36	$0.75	$1.15
Diluted		$0.24	$0.36	$0.74	$1.15

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic		1,284	1,204	1,270	1,202
Diluted		1,288	1,204	1,272	1,202

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and temporary investments, net		$621	$535
Accounts receivable	6(b)	2,172	1,962
Income and other taxes receivable		154	127
Inventories	1(c)	350	437
Contract assets	6(c)	480	737
Prepaid expenses	20	588	547
Current derivative assets	4(d)	5	8
		4,370	4,353
Non-current assets
Property, plant and equipment, net	17	14,834	14,232
Intangible assets, net	18	14,021	12,846
Goodwill, net	18	6,514	5,307
Contract assets	6(c)	233	328
Other long-term assets	20	1,237	919
		36,839	33,632
		$41,209	$37,985

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$115	$100
Accounts payable and accrued liabilities	23	3,092	2,749
Income and other taxes payable		113	55
Dividends payable	13	374	352
Advance billings and customer deposits	24	733	675
Provisions	25	75	288
Current maturities of long-term debt	26	1,055	1,332
Current derivative liabilities	4(d)	12	23
		5,569	5,574
Non-current liabilities
Provisions	25	634	590
Long-term debt	26	17,834	17,142
Other long-term liabilities	27	1,096	806
Deferred income taxes		3,583	3,214
		23,147	21,752
Liabilities		28,716	27,326
Owners’ equity
Common equity	28	12,136	10,548
Non-controlling interests		357	111
		12,493	10,659
		$41,209	$37,985

Contingent Liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated other
(millions)	Note	Number of shares*	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	Non-controlling interests	Total
Balance as at January 1, 2019		1,197	$5,390	$383	$4,321	$11	$10,105	$74	$10,179
Net income		—	—	—	1,378	—	1,378	19	1,397
Other comprehensive income	11	—	—	—	30	89	119	8	127
Dividends	13	—	—	—	(1,006)	—	(1,006)	—	(1,006)
Dividends reinvested and optional cash payments	13(b), 14(c)	4	69	—	—	—	69	—	69
Equity accounted share-based compensation		—	—	17	—	—	17	—	17
Share option award net-equity settlement feature		—	1	(1)	—	—	—	—	—
Issue of Common Shares in business combination		3	72	—	—	—	72	—	72
Balance as at September 30, 2019		1,204	$5,532	$399	$4,723	$100	$10,754	$101	$10,855
Balance as at January 1, 2020		1,209	$5,660	$398	$4,371	$119	$10,548	$111	$10,659
Net income		—	—	—	947	—	947	42	989
Other comprehensive income	11	—	—	—	(288)	96	(192)	12	(180)
Dividends	13	—	—	—	(1,117)	—	(1,117)	—	(1,117)
Dividends reinvested and optional cash payments	13(b), 14(c)	17	402	—	—	—	402	—	402
Equity accounted share-based compensation	14(b)	—	—	79	—	—	79	—	79
Common Shares issued	28(a)	58	1,453	—	—	—	1,453	—	1,453
Change of ownership interests of subsidiary	28(d)	—	—	17	—	—	17	192	209
Other		—	(1)	—	—	—	(1)	—	(1)
Balance as at September 30, 2020		1,284	$7,514	$494	$3,913	$215	$12,136	$357	$12,493

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income		$321	$440	$989	$1,397
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		773	649	2,223	1,899
Deferred income taxes	10	92	62	67	54
Share-based compensation expense, net	14(a)	25	14	89	53
Net employee defined benefit plans expense	15(a)	25	20	77	59
Employer contributions to employee defined benefit plans		(10)	(11)	(37)	(39)
Non-current contract assets		(21)	72	95	108
Non-current unbilled customer finance receivables	20	(67)	(139)	(161)	(124)
Loss from equity accounted investments	7, 21	9	—	22	1
Other		(51)	71	(93)	122
Net change in non-cash operating working capital	31(a)	(194)	(30)	270	(432)
Cash provided by operating activities		902	1,148	3,541	3,098
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(666)	(694)	(2,140)	(2,132)
Cash payments for spectrum licences		—	(11)	—	(942)
Cash payments for acquisitions, net	18(b)	(549)	(160)	(1,760)	(348)
Advances to, and investment in, real estate joint ventures and associate	21	(8)	(10)	(96)	(27)
Real estate joint venture receipts	21	1	1	4	3
Proceeds on disposition		85	12	85	12
Other		(39)	(9)	(51)	1
Cash used by investing activities		(1,176)	(871)	(3,958)	(3,433)
FINANCING ACTIVITIES	31(b)
Common Shares issued		—	—	1,495	—
Dividends paid to holders of Common Shares	13(a)	(232)	(316)	(694)	(926)
Issue (repayment) of short-term borrowings, net		7	1	7	1
Long-term debt issued	26	427	1,705	2,804	5,293
Redemptions and repayment of long-term debt	26	(278)	(1,508)	(3,245)	(4,042)
Shares of subsidiary issued to non-controlling interests	28(d)	—	—	209	—
Other		—	(6)	(73)	(35)
Cash provided (used) by financing activities		(76)	(124)	503	291
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(350)	153	86	(44)
Cash and temporary investments, net, beginning of period		971	217	535	414
Cash and temporary investments, net, end of period		$621	$370	$621	$370
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(195)	$(208)	$(571)	$(534)
Interest received		$4	$2	$10	$7
Income taxes paid, net
In respect of comprehensive income		$(198)	$(97)	$(302)	$(555)
In respect of business acquisitions		—	—	(33)	(15)
		$(198)	$(97)	$(335)	$(570)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2020

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services; and home and business smart technology (including security).

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

6

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2019. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and nine-month periods ended September 30, 2020, were authorized by our Board of Directors for issue on November 6, 2020.

(b)	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates (including about the future effects of the COVID-19 pandemic), assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Inventories

Our inventories primarily consist of wireless handsets, parts and accessories totalling $269 million at September 30, 2020 (December 31, 2019 – $375 million) and communications equipment held for resale. Costs of goods sold for the three-month and nine-month periods ended September 30, 2020, totalled $568 million (2019 – $519 million) and $1,354 million (2019 – $1,462 million), respectively.

2	accounting policy developments

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

3	capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

7

notes to condensed interim consolidated financial statements	(unaudited)

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2020, our financial objectives, which are reviewed annually, were unchanged from 2019, excepting for a change in methodology of our dividend payout ratio. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, September 30 ($ in millions)	Objective	2020	2019
Components of debt and coverage ratios
Net debt [1]		$18,489	$17,029
EBITDA – excluding restructuring and other costs [2]		$5,754	$5,590
Net interest cost [3]		$782	$723
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.21	3.05
Coverage ratios
Earnings coverage [5]		3.4	4.1
EBITDA – excluding restructuring and other costs interest coverage [6]		7.4	7.7

1	Net debt and total capitalization are calculated as follows:

As at September 30	Note	2020	2019
Long-term debt	26	$18,889	$17,196
Debt issuance costs netted against long-term debt		92	108
Derivative (assets) liabilities, net		(191)	(98)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		205	92
Cash and temporary investments, net		(621)	(370)
Short-term borrowings	22	115	101
Net debt		18,489	17,029
Common equity		12,136	10,754
Less: accumulated other comprehensive income included in common equity above		(215)	(100)
Total capitalization		$30,410	$27,683

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Nine-month period ended September 30, 2020	$4,158	$188	$4,346
Year ended December 31, 2019	5,554	134	5,688
Deduct
Nine-month period ended September 30, 2019	(4,186)	(94)	(4,280)
EBITDA – excluding restructuring and other costs	$5,526	$228	$5,754

 * EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

8

notes to condensed interim consolidated financial statements	(unaudited)

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at September 30, 2020, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding amounts attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.21 times as at September 30, 2020, up from 3.05 times one year earlier. The effect of growth in EBITDA – excluding restructuring and other costs was exceeded by the effect of the increase in net debt. EBITDA growth was reduced by COVID-19 pandemic impacts. The earnings coverage ratio for the twelve-month period ended September 30, 2020, was 3.4 times, down from 4.1 times one year earlier. Higher borrowing costs reduced the ratio by 0.2 and a decrease in income before borrowing costs and income taxes reduced the ratio by 0.5. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended September 30, 2020, was 7.4 times, down from 7.7 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.2, while an increase in net interest costs reduced the ratio by 0.5.

Dividend payout ratio

Commencing in 2020, so as to be consistent with the way we manage our business, we updated our revised dividend payout ratio presented to be a historical measure calculated as the sum of the last four quarters’ dividends declared for Common Shares as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

For the 12-month periods ended September 30	Objective	2020	2019
Determined using management measures
Dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	69%	124%
Determined using most comparable IFRS-IASB measures
Ratio of dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)		100%	114%

1	Our objective range for the dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

12-month periods ended September 30 (millions)	2020	2019
Dividends declared	$1,469	$1,332
Amount of dividends declared reinvested in Common Shares	(539)	(183)
Dividends declared, net of dividend reinvestment plan effects	$930	$1,149

* Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues less goods and services purchased and employee benefits expense) excluding certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key measure that management, and investors, use to evaluate the performance of our business.

9

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and the reconciliation to cash provided by operating activities, is as follows:

12-month periods ended September 30 (millions)	Note	2020	2019
EBITDA	5	$5,526	$5,421
Deduct non-cash gains from sale of property, plant and equipment		(11)	(43)
Restructuring and other costs, net of disbursements		20	(2)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		15	(147)
Effects of lease principal	31(b)	(374)	(214)
Leases accounted for as finance leases prior to adoption of IFRS 16		139	39
Items from consolidated statements of cash flows:
Share-based compensation, net	14	34	(18)
Net employee defined benefit plans expense	15	96	81
Employer contributions to employee defined benefit plans		(39)	(48)
Interest paid		(751)	(664)
Interest received		10	9
Capital expenditures (excluding spectrum licences)	5	(2,904)	(2,875)
Free cash flow before income taxes		1,761	1,539
Income taxes paid, net of refunds		(409)	(610)
Free cash flow		1,352	929
Add (deduct):
Capital expenditures (excluding spectrum licences)	5	2,904	2,875
Adjustments to reconcile to Cash provided by operating activities		114	242
Cash provided by operating activities		$4,370	$4,046

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at (millions)	September 30, 2020	December 31, 2019
Cash and temporary investments, net	$621	$535
Accounts receivable	2,558	2,187
Contract assets	713	1,065
Derivative assets	243	84
	$4,135	$3,871

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

10

notes to condensed interim consolidated financial statements	(unaudited)

		September 30, 2020			December 31, 2019
As at (millions)	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$795	$(22)	$773	$803	$(10)	$793
30-60 days past billing date		299	(19)	280	331	(8)	323
61-90 days past billing date		110	(21)	89	74	(5)	69
More than 90 days past billing date		151	(46)	105	73	(14)	59
Unbilled customer finance receivables		848	(32)	816	523	(18)	505
		$2,203	$(140)	$2,063	$1,804	$(55)	$1,749
Current		$1,801	$(124)	$1,677	$1,570	$(46)	$1,524
Non-current	20	402	(16)	386	234	(9)	225
		$2,203	$(140)	$2,063	$1,804	$(55)	$1,749

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at September 30, 2020, totalled $548 million (December 31, 2019 – $449 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Balance, beginning of period	$104	$42	$55	$53
Additions (doubtful accounts expense)	16	20	74	41
Recoveries greater (less) than accounts written off	12	(16)	(6)	(49)
Other	8	2	17	3
Balance, end of period	$140	$48	$140	$48

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

	September 30, 2020			December 31, 2019
As at (millions)	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$661	$(34)	$627	$952	$(42)	$910
The 12-month period ending two years hence	231	(12)	219	322	(14)	308
Thereafter	15	(1)	14	21	(1)	20
	$907	$(47)	$860	$1,295	$(57)	$1,238

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

11

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;
•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));
•	maintaining an in-effect shelf prospectus;
•	continuously monitoring forecast and actual cash flows; and
•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(g). As at September 30, 2020, we could offer $2.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022 (December 31, 2019 – $2.0 billion pursuant to a shelf prospectus that was in effect until August 2021). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement			Currency swap agreement
As at September 30, 2020	financial	Short-term	leases [1]	Leases	amounts to be exchanged [2]			amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2020 (balance of year)	$2,299	$15	$587	$124	$(473)	$471	$2	$(135)	$134	$3,024
2021	459	101	858	474	(157)	152	—	(360)	365	1,892
2022	10	—	1,896	312	(156)	151	7	—	—	2,220
2023	8	—	1,129	224	(156)	151	—	—	—	1,356
2024	8	—	1,686	186	(157)	151	—	—	—	1,874
2025-2029	2	—	9,037	491	(2,399)	2,403	—	—	—	9,534
Thereafter	—	—	10,908	421	(3,101)	3,020	—	—	—	11,248
Total	$2,786	$116	$26,101	$2,232	$(6,599)	$6,499	$9	$(495)	$499	$31,148
			Total (Note 26(g))			$28,233

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at September 30, 2020.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at September 30, 2020. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

12

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative					Derivative
				Composite long-term debt
	Non-interest		Construction	Long-term
	bearing		credit facilities	debt,		Currency swap agreement			Currency swap agreement
As at December 31, 2019	financial	Short-term	commitment	excluding		amounts to be exchanged [2]			amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 21)	leases [1]	Leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2020 (balance of year)	$2,639	$3	$10	$1,657	$373	$(1,140)	$1,153	$—	$(917)	$921	$4,699
2021	43	103	—	1,698	338	(119)	118	—	—	—	2,181
2022	7	—	—	2,235	207	(119)	118	8	—	—	2,456
2023	5	—	—	1,021	189	(119)	118	—	—	—	1,214
2024	5	—	—	1,595	157	(119)	118	—	—	—	1,756
2025-2029	4	—	—	7,311	429	(1,919)	1,944	—	—	—	7,769
Thereafter	—	—	—	10,102	388	(3,019)	3,020	—	—	—	10,491
Total	$2,703	$106	$10	$25,619	$2,081	$(6,554)	$6,589	$8	$(917)	$921	$30,566
				Total			$27,735

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2019.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2019. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)	Market risks

Net income and other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the relevant statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2020	2019	2020	2019	2020	2019
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$2	$3	$(65)	$(82)	$(63)	$(79)
Canadian dollar depreciates	$(2)	$(3)	$65	$82	$63	$79
10% change in US$: € exchange rate
U.S. dollar appreciates	$—	$—	$(54)	$—	$(54)	$—
U.S. dollar depreciates	$—	$—	$54	$—	$54	$—
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(1)	$(1)	$116	$102	$115	$101
US interest rate	$—	$—	$(122)	$(104)	$(122)	$(104)
Combined	$(1)	$(1)	$(6)	$(2)	$(7)	$(3)
Interest rates decrease
Canadian interest rate	$1	$1	$(121)	$(107)	$(120)	$(106)
US interest rate	$—	$—	$129	$110	$129	$110
Combined	$1	$1	$8	$3	$9	$4
25% [2] change in Common Share price [3]
Price increases	$(8)	$(17)	$2	$7	$(6)	$(10)
Price decreases	$16	$24	$(2)	$(7)	$14	$17

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.
The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.
No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.
2	To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a nine-month data period and calculated on a monthly basis, the volatility of our Common Share price as at September 30, 2020, was 19.3% (2019 – 8.7%).
3	The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

13

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

		September 30, 2020				December 31, 2019
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2021	$173	$2	US$1.00: C$1.32	—	$—	$—	—
Currency risk arising from U.S. dollar revenues	HFT [4]	2021	$88	3	US$1.00: C$1.33	2020	$36	1	US$1.00: C$1.30
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	—	—	2020	$72	4	$24.40	*
Currency risk associated with European euro-denominated business acquisition	HFH [3]	—	$—	—	—	2020	$472	3	€1.00: US$1.12
				$5				$8
Other Long-Term Assets [2]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$5,471	$238	US$1.00: C$1.30	2048	$3,068	$76	US$1.00: C$1.28
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2021	$8	—	US$1.00: C$1.31	—	$—	—	—
				$238				$76

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

14

notes to condensed interim consolidated financial statements	(unaudited)

		September 30, 2020				December 31, 2019
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2021	$208	$6	US$1.00: C$1.38	2020	$412	$6	US$1.00: C$1.32
Currency risk arising from U.S. dollar revenues	HFT [4]	2021	$21	—	US$1.00: C$1.33	—	$—	—	—
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$72	2	$24.39 *	—	$—	—	—
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2020	$428	1	US$1.00: C$1.34	2020	$1,037	17	US$1.00: C$1.32
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Notes 18(b), 26(e))	HFH [5]	2024	$34	3	€1.00: US$1.09	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$8	—	2.64%	2022	$8	—	2.64%
				$12				$23
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	—	$—	$—	—	2049	$2,485	22	US$1.00: C$1.34
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Notes 18(b), 26(e))	HFH [5]	2025	$567	43	€1.00: US$1.09	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2022	$128	7	2.64%	2022	$130	4	2.64%
				$50				$26

1	Fair value measured at reporting date using significant other observable inputs (Level 2).
2	Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation and hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at September 30, 2020, the foreign currency basis spread included in the fair value of the derivative instruments, and which is used for purposes of assessing hedge ineffectiveness, was $103 (December 31, 2019 – $38).
7	We designate only the spot element as the hedging item. As at September 30, 2020, the foreign currency basis spread included in the fair value of the derivative instruments, and which is used for purposes of assessing hedge ineffectiveness was $NIL.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

	September 30, 2020		December 31, 2019
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$17,073	$19,231	$16,813	$17,930

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

15

notes to condensed interim consolidated financial statements	(unaudited)

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss)
		recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended September 30 (millions)	Note	2020	2019	Location	2020	2019
THREE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(7)	$6	Goods and services purchased	$—	$3
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	(178)	190	Financing costs	(69)	39
Arising from net investment in a foreign operation [2]		(24)	—	Financing costs	(2)	—
		(209)	196		(71)	42
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	(2)	(5)	Employee benefits expense	1	(2)
		$(211)	$191		$(70)	$40
NINE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$11	$(9)	Goods and services purchased	$7	$12
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	246	39	Financing costs	154	(84)
Arising from net investment in a foreign operation [2]		(46)	—	Financing costs	(2)	—
		211	30		159	(72)
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	(12)	—	Employee benefits expense	—	4
		$199	$30		$159	$(68)

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month and nine-month periods ended September 30, 2020, were $11 (2019 – $24) and $65 (2019 – $31), respectively.

2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the three-month and nine-month periods ended September 30, 2020, were $(2) and $NIL, respectively.

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain recognized in income on derivatives
		Three months		Nine months
Periods ended September 30 (millions)	Location	2020	2019	2020	2019
Derivatives used to manage currency risk	Financing costs	$4	$1	$8	$6

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020, but did not, and do not, anticipate a substantive change to our products and services revenue reporting from such transition; we will continue to report wireless and wireline operations until such transition is substantially completed, but the timing of such transition may be impacted as we prioritize managing through the pandemic.

16

notes to condensed interim consolidated financial statements	(unaudited)

The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2020	2019	2020	2019	2020	2019	2020	2019
Operating revenues
External revenues
Service	$1,553	$1,588	$1,820	$1,550	$—	$—	$3,373	$3,138
Equipment	521	494	67	55	—	—	588	549
Revenues arising from contracts with customers	2,074	2,082	1,887	1,605	—	—	3,961	3,687
Other operating income	11	4	9	6	—	—	20	10
	2,085	2,086	1,896	1,611	—	—	3,981	3,697
Intersegment revenues	15	13	67	67	(82)	(80)	—	—
	$2,100	$2,099	$1,963	$1,678	$(82)	$(80)	$3,981	$3,697
EBITDA [1]	$945	$970	$445	$464	$—	$—	$1,390	$1,434
CAPEX, excluding spectrum licences [2]	$212	$251	$529	$497	$—	$—	$741	$748
					Operating revenues – external (above)		$3,981	$3,697
					Goods and services purchased		1,632	1,502
					Employee benefits expense		959	761
					EBITDA (above)		1,390	1,434
					Depreciation		540	489
					Amortization		233	160
					Operating income		617	785
					Financing costs		187	201
					Income before income taxes		$430	$584

17

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2020	2019	2020	2019	2020	2019	2020	2019
Operating revenues
External revenues
Service	$4,561	$4,622	$5,307	$4,622	$—	$—	$9,868	$9,244
Equipment	1,230	1,357	182	162	—	—	1,412	1,519
Revenues arising from contracts with customers	5,791	5,979	5,489	4,784	—	—	11,280	10,763
Other operating income	9	14	114	23	—	—	123	37
	5,800	5,993	5,603	4,807	—	—	11,403	10,800
Intersegment revenues	44	40	194	183	(238)	(223)	—	—
	$5,844	$6,033	$5,797	$4,990	$(238)	$(223)	$11,403	$10,800
EBITDA [1]	$2,749	$2,797	$1,409	$1,389	$—	$—	$4,158	$4,186
CAPEX, excluding spectrum licences [2]	$640	$651	$1,522	$1,513	$—	$—	$2,162	$2,164
					Operating revenues – external (above)		$11,403	$10,800
					Goods and services purchased		4,502	4,389
					Employee benefits expense		2,743	2,225
					EBITDA (above)		4,158	4,186
					Depreciation		1,568	1,429
					Amortization		655	470
					Operating income		1,935	2,287
					Financing costs		581	558
					Income before income taxes		$1,354	$1,729

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

2	Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	September 30, 2020	December 31, 2019
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,241	$2,405
During the 12-month period ending two years hence	811	930
Thereafter	23	40
	$3,075	$3,375

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

18

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Accounts receivable

As at (millions)	Note	September 30, 2020	December 31, 2019
Customer accounts receivable		$1,801	$1,570
Accrued receivables – customer		227	180
Allowance for doubtful accounts	4(a)	(124)	(46)
		1,904	1,704
Accrued receivables – other		268	258
Accounts receivable – current		$2,172	$1,962

(c)	Contract assets

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Balance, beginning of period		$901	$1,441	$1,238	$1,475
Net additions arising from operations		299	215	646	886
Amounts billed in period and thus reclassified to accounts receivable [1]		(347)	(360)	(1,035)	(1,063)
Change in impairment allowance, net	4(a)	7	15	10	11
Other		—	—	1	2
Balance, end of period		$860	$1,311	$860	$1,311
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence				$627	$961
The 12-month period ending two years hence				219	334
Thereafter				14	16
Balance, end of period				$860	$1,311
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets				$627	$961
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24			(10)	(6)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24			(137)	(160)
				$480	$795

1	For the three-month and nine-month periods ended September 30, 2020, amounts billed for our wireless products and services and reclassified to accounts receivable totalled $247 (2019 – $328) and $804 (2019 – $978), respectively.

7	other operating income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Government assistance		$3	$4	$9	$16
Other sublet revenue	19	2	1	3	2
Investment income, gain (loss) on disposal of assets and other	21	4	4	(5)	16
Interest income	21(b)	1	1	3	3
Changes in business combination-related provisions	25	10	—	113	—
		$20	$10	$123	$37

19

notes to condensed interim consolidated financial statements	(unaudited)

8	employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Employee benefits expense – gross
Wages and salaries [1]		$946	$769	$2,727	$2,234
Share-based compensation	14	46	31	124	95
Pensions – defined benefit	15(a)	25	20	77	59
Pensions – defined contribution	15(b)	21	24	67	67
Restructuring costs	16(a)	20	12	40	46
Other		46	42	135	131
		1,104	898	3,170	2,632
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(17)	(14)	(50)	(38)
Amortized		12	13	38	36
Contract fulfilment costs	20
Capitalized		—	(1)	(2)	(2)
Amortized		1	2	3	3
Property, plant and equipment		(89)	(88)	(259)	(263)
Intangible assets subject to amortization		(52)	(49)	(157)	(143)
		(145)	(137)	(427)	(407)
		$959	$761	$2,743	$2,225

1	For the three-month and nine-month periods ended September 30, 2020, wages and salaries are net Canada Emergency Wage Subsidy program amounts.

9	financing costs

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$169	$160	$508	$471
Interest on long-term debt, excluding lease liabilities – capitalized [1]	18(a)	(11)	(9)	(28)	(13)
Interest on long-term debt, excluding lease liabilities		158	151	480	458
Interest on lease liabilities	19	17	18	52	50
Interest on short-term borrowings and other		1	1	5	9
Interest accretion on provisions	25	4	6	13	17
Long-term debt prepayment premium	26(a)	—	28	18	28
		180	204	568	562
Employee defined benefit plans net interest	15	4	1	12	1
Foreign exchange		5	(3)	6	1
		189	202	586	564
Interest income		(2)	(1)	(5)	(6)
		$187	$201	$581	$558
Net interest cost	3			$597	$570
Interest on long-term debt, excluding lease liabilities – capitalized [1]				(28)	(13)
Employee defined benefit plans net interest				12	1
				$581	$558

1	Interest on long-term debt, excluding lease liabilities, interest at a composite rate of 4.33% was capitalized to intangible assets with indefinite lives in the period.

20

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Current income tax expense
For the current reporting period	$84	$148	$369	$345
Adjustments recognized in the current period for income taxes of prior periods	(67)	(66)	(71)	(67)
	17	82	298	278
Deferred income tax expense
Arising from the origination and reversal of temporary differences	27	12	(1)	126
Revaluation of deferred income tax liability to reflect future income tax rates	(3)	(2)	(8)	(123)
Adjustments recognized in the current period for income taxes of prior periods	68	52	76	51
	92	62	67	54
	$109	$144	$365	$332

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2020		2019
Income taxes computed at applicable statutory rates	$111	25.9%	$157	26.9%
Revaluation of deferred income tax liability to reflect future income tax rates	(3)	(0.7)	(2)	(0.3)
Adjustments recognized in the current period for income taxes of prior periods	1	0.2	(14)	(2.4)
Other	—	—	3	0.5
Income tax expense per Consolidated statements of income and other comprehensive income	$109	25.4%	$144	24.7%

Nine-month periods ended September 30 ($ in millions)	2020		2019
Income taxes computed at applicable statutory rates	$354	26.2%	$465	26.9%
Revaluation of deferred income tax liability to reflect future income tax rates	(8)	(0.6)	(123)	(7.1)
Adjustments recognized in the current period for income taxes of prior periods	5	0.3	(16)	(0.9)
Other	14	1.0	6	0.3
Income tax expense per Consolidated statements of income and other comprehensive income	$365	26.9%	$332	19.2%

21

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH
Accumulated balance as at July 1, 2019			$(57)			$(1)	$(58)	$39	$—	$(19)
Other comprehensive income (loss)
Amount arising	$196	$(42)	154	$(5)	$2	(3)	151	5	4	160	$(3)	$157
Income taxes	$51	$(9)	42	$(1)	$—	(1)	41	—	—	41	(1)	40
Net			112			(2)	110	5	4	119	$(2)	$117
Accumulated balance as at September 30, 2019			$55			$(3)	$52	$44	$4	$100
Accumulated balance as at July 1, 2020			$198			$(8)	$190	$84	$12	$286
Other comprehensive income (loss)
Amount arising	$(209)	$71	(138)	$(2)	$(1)	(3)	(141)	46	5	(90)	$87	$(3)
Income taxes	$(44)	$10	(34)	$2	$—	2	(32)	—	1	(31)	22	(9)
Net			(104)			(5)	(109)	46	4	(59)	$65	$6
Accumulated balance as at September 30, 2020			$94			$(13)	$81	$130	$16	$227

22

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks
Periods ended September 30 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	Cumulative foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
NINE-MONTH
Accumulated balance as at January 1, 2019			$(19)			$—	$(19)	$22	$—	$3
Other comprehensive income (loss)
Amount arising	$30	$72	102	$—	$(4)	(4)	98	22	4	124	$46	$170
Income taxes	$19	$9	28	$—	$(1)	(1)	27	—	—	27	16	43
Net			74			(3)	71	22	4	97	$30	$127
Accumulated balance as at September 30, 2019			$55			$(3)	$52	$44	$4	$100
Accumulated balance as at January 1, 2020			$66			$(1)	$65	$42	$12	$119
Other comprehensive income (loss)
Amount arising	$211	$(159)	52	$(12)	$—	(12)	40	88	5	133	$(388)	$(255)
Income taxes	$56	$(32)	24	$—	$—	—	24	—	1	25	(100)	(75)
Net			28			(12)	16	88	4	108	$(288)	$(180)
Accumulated balance as at September 30, 2020			$94			$(13)	$81	$130	$16	$227
Attributable to:
Common Shares										$215
Non-controlling interests										12
										$227

23

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019*	2020	2019*
Basic total weighted average number of Common Shares outstanding	1,284	1,204	1,270	1,202
Effect of dilutive securities – Restricted share units	4	—	2	—
Diluted total weighted average number of Common Shares outstanding	1,288	1,204	1,272	1,202

For the three-month and nine-month periods ended September 30, 2020, no outstanding equity-settled restricted share unit awards were excluded in the computation of diluted income per common share. For the three-month and nine-month periods ended September 30, 2019, less than one million outstanding equity-settled restricted share unit awards were excluded in the computation of diluted income per common share. For the three-month and nine-month periods ended September 30, 2020, NIL and 1 million, respectively, outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share.

13	dividends per share

(a)	Dividends declared

Nine-month periods ended September 30 (millions except per share amounts)	2020				2019
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share*	shareholders	Total	Effective	Per share*	shareholders	Total
Quarter 1 dividend	Mar. 11, 2020	$0.29125	Apr. 1, 2020	$371	Mar. 11, 2019	$0.27250	Apr. 1, 2019	$329
Quarter 2 dividend	Jun. 10, 2020	0.29125	Jul. 2, 2020	372	Jun. 10, 2019	0.28125	Jul. 2, 2019	339
Quarter 3 dividend	Sep. 10, 2020	0.29125	Oct. 1, 2020	374	Sep. 10, 2019	0.28125	Oct. 1, 2019	338
		$0.87375		$1,117		$0.83500		$1,006

On November 5, 2020, the Board of Directors declared a quarterly dividend of $0.3112 per share on our issued and outstanding Common Shares payable on January 4, 2021, to holders of record at the close of business on December 11, 2020. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on December 11, 2020.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. In respect of Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month and nine-month periods ended September 30, 2020, of $129 million (2019 – $106 million) and $382 million (2019 – $134 million), respectively, were to be reinvested in Common Shares.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

24

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

		2020			2019
Periods ended September 30 (millions)	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$35	$(12)	$23	$22	$(8)	$14
Employee share purchase plan	(c)	9	(9)	—	9	(9)	—
Share option awards	(d)	2	—	2	—	—	—
		$46	$(21)	$25	$31	$(17)	$14
NINE-MONTH
Restricted share units	(b)	$95	$(12)	$83	$67	$(15)	$52
Employee share purchase plan	(c)	23	(23)	—	27	(27)	—
Share option awards	(d)	6	—	6	1	—	1
		$124	$(35)	$89	$95	$(42)	$53

For the three-month and nine-month periods ended September 30, 2020, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $1 million (2019 – $2 million) and $3 million (2019 – $5 million), respectively. For the three-month and nine-month periods ended September 30, 2020, the income tax benefit arising from share-based compensation was $12 million (2019 – $8 million) and $31 million (2019 – $25 million), respectively.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2020 and 2019 are accounted for as equity-settled as that was their expected manner of settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	September 30, 2020*	December 31, 2019*
Restricted share units without market performance conditions
Restricted share units with only service conditions	9,036,310	6,186,854
Notional subset affected by total customer connections performance condition	455,612	282,100
	9,491,922	6,468,954
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,366,837	846,298
	10,858,759	7,315,252

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

25

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	Three months			Nine months
	Number of restricted share units [1]		Weighted average grant-date	Number of restricted share units [1]		Weighted average grant-date
Periods ended September 30, 2020	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period *
Non-vested	9,380,824	—	$23.98	6,468,954	—	$23.37
Vested	—	12,509	$19.15	—	30,800	$22.02
Granted
Initial award	55,993	—	$24.09	2,966,875	—	$25.38
In lieu of dividends	117,273	160	$22.73	312,888	468	$22.85
Vested	(11,482)	11,482	$23.65	(39,793)	39,793	$23.79
Settled in cash	—	(11,482)	$23.65	—	(58,392)	$18.69
Forfeited	(50,686)	—	$15.92	(217,002)	—	$14.52
Outstanding, end of period
Non-vested	9,491,922	—	$23.99	9,491,922	—	$23.99
Vested	—	12,669	$23.10	—	12,669	$23.10

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

With respect to 2.9 million TELUS Corporation restricted share units vesting in the year ending December 31, 2020, we have entered into cash-settled equity forward agreements that fix our cost at $24.39 per restricted share unit.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	Three months				Nine months
	Number of restricted share units		Weighted average grant-date		Number of restricted share units		Weighted average grant-date
Periods ended September 30, 2020	Non-vested	Vested	fair value		Non-vested	Vested	fair value
Outstanding, beginning of period	522,432	—	US$	30.45	465,245	—	US$	27.49
Granted	16,005	—	US$	52.85	75,934	—	US$	52.85
Vested	(134,219)	134,219	US$	25.58	(134,219)	134,219	US$	25.58
Settled in cash	—	(134,219)	US$	25.58	—	(134,219)	US$	25.58
Forfeited	(9,520)	—	US$	35.02	(12,262)	—	US$	30.09
Outstanding, end of period	394,698	—	US$	34.08	394,698	—	US$	34.08

(c)	Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions. In respect of Common Shares held within the employee share purchase plan, Common Share dividends declared during the three-month and nine-month periods ended September 30, 2020, of $9 million (2019 – $8 million) and $27 million (2019 – $25 million), respectively, were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable prior to October 1, 2019; subsequent to that date, a discount was applicable as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted options to purchase Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share option awards were granted in fiscal 2019.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

26

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended September 30, 2020	Three months		Nine months
	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period *	3,075,000	$21.50	—	$—
Granted	89,700	$24.24	3,171,000	$21.57
Forfeited	(91,200)	$21.27	(97,500)	$21.27
Outstanding, end of period	3,073,500	$21.58	3,073,500	$21.58

1	The weighted average remaining contractual life is 6.5 years. No options were exercisable as at the balance sheet date.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Periods ended September 30, 2020	Three months	Nine months
Share option award fair value (per share option)	$0.65	$0.65
Risk free interest rate	0.36%	0.95%
Expected lives(1) (years)	4.25	4.25
Expected volatility	11.7%	12.3%
Dividend yield	4.8%	5.4%

(1)	The maximum contractual term of the share option awards granted in 2020 was seven years.

Share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended September 30, 2020	Three months and nine months
	US$ denominated			Canadian $ denominated
	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]
Outstanding, beginning and end of period	996,620	US$	31.11	53,832	$21.36

1	The range of share option prices is US$21.90 – US$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 6.7 years.
2	The weighted average remaining contractual life is 5.7 years.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

27

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – details

Our defined benefit pension plan expense (recovery) was as follows:

Three-month periods ended September 30 (millions)	2020				2019
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$23	$—	$—	$23	$18	$—	$—	$18
Past service costs	—	—	—	—	—	—	—	—
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	75	—	75	—	85	—	85
Return, including interest income, on plan assets [1]	—	(72)	(155)	(227)	—	(86)	85	(1)
Interest effect on asset ceiling limit	—	1	—	1	—	2	—	2
	—	4	(155)	(151)	—	1	85	86
Administrative fees	2	—	—	2	2	—	—	2
Re-measurements arising from:
Financial assumptions [2]	—	—	68	68	—	—	—	—
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	—	(82)	(82)
	$25	$4	$(87)	$(58)	$20	$1	$3	$24

Nine-month periods ended September 30 (millions)	2020				2019
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$69	$—	$—	$69	$54	$—	$—	$54
Past service costs	3	—	—	3	—	—	—	—
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	223	—	223	—	252	—	252
Return, including interest income, on plan assets [1]	—	(214)	(187)	(401)	—	(258)	(405)	(663)
Interest effect on asset ceiling limit	—	3	—	3	—	7	—	7
	—	12	(187)	(175)	—	1	(405)	(404)
Administrative fees	5	—	—	5	5	—	—	5
Re-measurements arising from:
Financial assumptions [2]	—	—	575	575	—	—	—	—
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	—	359	359
	$77	$12	$388	$477	$59	$1	$(46)	$14

1	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.
2	The discount rate used to estimate the defined benefit obligations accrued as at September 30, 2020, was 2.70% (December 31, 2019 – 3.10%).

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Union pension plan and public service pension plan contributions	$5	$5	$15	$16
Other defined contribution pension plans	16	19	52	51
	$21	$24	$67	$67

28

notes to condensed interim consolidated financial statements	(unaudited)

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs, in respect of losses or settlements, adverse retrospective regulatory decisions and certain incremental atypical costs incurred due to the COVID-19 pandemic.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Periods ended September 30 (millions)	2020	2019	2020	2019	2020	2019
THREE-MONTH
Goods and services purchased	$23	$17	$15	$—	$38	$17
Employee benefits expense	20	12	—	—	20	12
	$43	$29	$15	$—	$58	$29
NINE-MONTH
Goods and services purchased	$112	$36	$36	$7	$148	$43
Employee benefits expense	40	46	—	5	40	51
	$152	$82	$36	$12	$188	$94

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2020, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month and nine-month periods ended September 30, 2020, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

Also during the three-month and nine-month periods ended September 30, 2020, other costs were incurred in connection with the COVID-19 pandemic. Incremental costs were incurred due to proactive steps we elected to take to keep our customers and employees safe, including adjustments to real estate cleaning and maintenance frequency, among other items. As well, costs that have been incurred in the normal course but which are unable to contribute normally to the earning of revenues have been deemed atypical.

29

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2020		$31,713	$3,314	$1,373	$48	$421	$36,869	$219	$1,267	$60	$1,546	$38,415
Additions		625	27	37	5	992	1,686	179	170	17	366	2,052
Additions arising from business acquisitions	18(b)	4	21	12	—	—	37	—	73	1	74	111
Dispositions, retirements and other		(434)	(33)	(105)	—	—	(572)	1	(28)	(7)	(34)	(606)
Assets under construction put into service		435	45	58	—	(538)	—	—	—	—	—	—
Net foreign exchange differences		2	4	7	—	—	13	—	12	—	12	25
As at September 30, 2020		$32,345	$3,378	$1,382	$53	$875	$38,033	$399	$1,494	$71	$1,964	$39,997
ACCUMULATED DEPRECIATION
As at January 1, 2020		$21,060	$2,052	$875	$—	$—	$23,987	$6	$174	$16	$196	$24,183
Depreciation [1]		1,152	94	117	—	—	1,363	23	169	13	205	1,568
Dispositions, retirements and other		(434)	(45)	(106)	—	—	(585)	—	(8)	(4)	(12)	(597)
Net foreign exchange differences		1	1	4	—	—	6	—	3	—	3	9
As at September 30, 2020		$21,779	$2,102	$890	$—	$—	$24,771	$29	$338	$25	$392	$25,163
NET BOOK VALUE
As at December 31, 2019		$10,653	$1,262	$498	$48	$421	$12,882	$213	$1,093	$44	$1,350	$14,232
As at September 30, 2020		$10,566	$1,276	$492	$53	$875	$13,262	$370	$1,156	$46	$1,572	$14,834

1	For the nine-month period ended September 30, 2020, depreciation includes $22 in respect of impairment of real estate right-of-use lease assets.

As at September 30, 2020, our contractual commitments for the acquisition of property, plant and equipment totalled $124 million over a period ending December 31, 2022 (December 31, 2019 – $136 million over a period ending December 31, 2022).

30

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software [1]	Access to rights-of-way and other [1]	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2020		$1,032	$5,870	$137	$254	$7,293	$9,937	$17,230	$5,671	$22,901
Additions		—	72	3	406	481	—	481	—	481
Additions arising from business acquisitions	(b)	977	223	101	—	1,301	9	1,310	1,145	2,455
Dispositions, retirements and other (including capitalized interest)	9	35	(356)	8	—	(313)	(45)	(358)	—	(358)
Assets under construction put into service		—	377	—	(377)	—	—	—	—	—
Net foreign exchange differences		50	1	—	—	51	—	51	62	113
As at September 30, 2020		$2,094	$6,187	$249	$283	$8,813	$9,901	$18,714	$6,878	$25,592
ACCUMULATED AMORTIZATION
As at January 1, 2020		$285	$4,028	$71	$—	$4,384	$—	$4,384	$364	$4,748
Amortization		151	491	13	—	655	—	655	—	655
Dispositions, retirements and other		(11)	(349)	10	—	(350)	—	(350)	—	(350)
Net foreign exchange differences		3	1	—	—	4	—	4	—	4
As at September 30, 2020		$428	$4,171	$94	$—	$4,693	$—	$4,693	$364	$5,057
NET BOOK VALUE
As at December 31, 2019		$747	$1,842	$66	$254	$2,909	$9,937	$12,846	$5,307	$18,153
As at September 30, 2020		$1,666	$2,016	$155	$283	$4,120	$9,901	$14,021	$6,514	$20,535

1	The opening balance of software, access to rights-of-way and other and goodwill have been adjusted as set out in (c).
2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at September 30, 2020, our contractual commitments for the acquisition of intangible assets totalled $61 million over a period ending December 31, 2024 (December 31, 2019 – $45 million over a period ending December 31, 2024).

31

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Business acquisitions

Competence Call Center

On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The acquisition is complementary to, and was made with a view to growing, our existing lines of business and has been consolidated with our TELUS International (Cda) Inc. subsidiary.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Mobile Service Centre Canada Ltd. (d.b.a. Mobile Klinik)

On July 1, 2020, we acquired 100% of Mobile Klinik, a storefront wireless device repair and sales business complementary to our existing wireless lines of business. Consideration includes contingent consideration of $34 million, payment of which is dependent upon achieving revenue, profitability, store expansion and wireless subscriber addition targets through 2023. The investment was made with a view to growing our wireless business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

AFS Technologies Inc.

On August 19, 2020, we acquired 100% of AFS Technologies Inc., a business complementary to our existing technology-related lines of business providing trade promotion and supply chain software solutions to consumer packaged goods companies, food distributors and food manufacturers. The investment was made with a view to growing our existing smart data solutions business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Individually immaterial transactions

During the nine-month period ended September 30, 2020, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

32

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

	Competence Call Center	Mobile Klinik	AFS Technologies Inc.	Individually immaterial transactions	Total [1]
Assets
Current assets
Cash	$90	$2	$35	$15	$142
Accounts receivable [2]	64	4	19	4	91
Other	2	4	3	2	11
	156	10	57	21	244
Non-current assets
Property, plant and equipment
Owned assets	21	11	1	4	37
Right-of-use lease assets	43	17	7	7	74
Intangible assets subject to amortization [3]	754	61	354	132	1,301
Intangible assets with indefinite lives	—	—	—	9	9
Other	2	—	—	—	2
	820	89	362	152	1,423
Total identifiable assets acquired	976	99	419	173	1,667
Liabilities
Current liabilities
Accounts payable and accrued liabilities	42	4	24	5	75
Income and other taxes payable	65	—	—	—	65
Advance billings and customer deposits	—	—	21	20	41
Current maturities of long-term debt	11	8	7	4	30
	118	12	52	29	211
Non-current liabilities
Long-term debt	216	13	120	6	355
Other long-term liabilities	—	—	3	—	3
Deferred income taxes	218	11	107	32	368
	434	24	230	38	726
Total liabilities assumed	552	36	282	67	937
Net identifiable assets acquired	424	63	137	106	730
Goodwill	731	106	178	130	1,145
Net assets acquired	$1,155	$169	$315	$236	$1,875
Acquisition effected by way of:
Cash consideration	$1,155	$129	$315	$225	$1,824
Provisions	—	37	—	11	48
Pre-existing relationship effectively settled	—	3	—	—	3
	$1,155	$169	$315	$236	$1,875

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.
3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 8-10 years; software is expected to be amortized over periods of 5-10 years; other intangible assets are expected to be amortized over periods of 2-5 years.

33

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2020 year.

	Three months		Nine months
Periods ended September 30, 2020 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues	$3,981	$4,001	$11,403	$11,559
Net income	$321	$317	$989	$949
Net income per Common Share*
Basic	$0.24	$0.24	$0.75	$0.71
Diluted	$0.24	$0.24	$0.74	$0.71

1	Operating revenues and net income for the three-month period ended September 30, 2020, include: $152 and $12, respectively, in respect of Competence Call Center; $7 and $(5), respectively, in respect of Mobile Klinik; and $13 and $(1), respectively, in respect of AFS Technologies. Operating revenues and net income (loss) for the nine-month period ended September 30, 2020, include: $378 and $1, respectively, in respect of Competence Call Center; $7 and $(5), respectively, in respect of Mobile Klinik; and $13 and $(1), respectively, in respect of AFS Technologies.
2	Pro forma amounts for the three-month and nine-month periods ended September 30, 2020, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)	Business acquisitions – prior period

In 2019, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2019, purchase price allocations had not been finalized. During the nine-month period ended September 30, 2020, the preliminary acquisition-date values for software, other intangible assets, goodwill and deferred income taxes were increased (decreased) by $32 million, $2 million, $(24 million) and $10 million, respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the acquisition date.

(d)	Business acquisitions – subsequent to reporting period

Lionbridge AI

On November 6, 2020, we announced that we had entered into an agreement to acquire 100% of Lionbridge AI, an artificial intelligence-enablement business complementary to our existing TELUS International business, for approximately $1.2 billion (US$935 million), subject to customary closing conditions including regulatory approval.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(g); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$4	$5	$13	$14
Other sublet revenue included in other operating income	7	$2	$1	$3	$2
Lease payments		$107	$80	$307	$264

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

34

notes to condensed interim consolidated financial statements	(unaudited)

20	other long-term assets

As at (millions)	Note	September 30, 2020	December 31, 2019
Pension assets		$1	$155
Unbilled customer finance receivables	4(a)	386	225
Derivative assets	4(d)	238	76
Costs incurred to obtain or fulfill a contract with a customer		97	109
Real estate joint venture advances	21(b)	114	104
Investment in real estate joint venture	21(b)	1	3
Investment in associate	21	70	—
Portfolio investments [1]		143	110
Prepaid maintenance		55	55
Other		132	82
		$1,237	$919

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Periods ended September 30, 2020 (millions)	Three months			Nine months
	Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$314	$14	$328	$344	$14	$358
Additions	70	1	71	183	3	186
Amortization	(69)	(2)	(71)	(212)	(4)	(216)
Balance, end of period	$315	$13	$328	$315	$13	$328
Current [1]				$224	$7	$231
Non-current				91	6	97
				$315	$13	$328

1	Presented on the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investment in associate

(a)	General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2020, is to be built to the LEED Platinum standard.

Associate

On January 13, 2020, for cash consideration of approximately $73 million, we acquired a 28% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with obtaining the newly acquired equity interest.

35

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Real estate joint ventures

Summarized financial information

As at (millions)	September 30, 2020	December 31, 2019	As at (millions)	September 30, 2020	December 31, 2019
ASSETS			LIABILITIES AND OWNERS’ EQUITY
Current assets			Current liabilities
Cash and temporary investments, net	$8	$15	Accounts payable and accrued liabilities	$19	$25
Other	16	18	Construction holdback liabilities	1	15
			Construction credit facilities	342	—
	24	33		362	40
Non-current assets			Non-current liabilities
Investment property under development	336	318	Construction credit facilities	—	312
Other	14	2	Other	—	3
	350	320		—	315
				362	355
			Owners’ equity
			TELUS [1]	5	1
			Other partners	7	(3)
				12	(2)
	$374	$353		$374	$353

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Revenue	$—	$—	$—	$—
Depreciation and amortization	$—	$—	$—	$—
Interest expense [1]	$—	$—	$—	$—
Net income (loss) and comprehensive income (loss) [2]	$(3)	$—	$(36)	$(1)

1	During the three-month and nine-month periods ended September 30, 2020, the real estate joint venture capitalized $1 (2019 – $3) and $5 (2019 – $9), respectively, of financing costs.

2	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	2020			2019
Three-month periods ended September 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$(1)	$(1)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us and other (Note 7)	1	—	1	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	—	—	—	10	—	10
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	8	8	—	—	—
Net increase	—	7	7	10	—	10
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(9)	105	86	5	91
Valuation provision	—	(7)	(7)	—	—	—
Balance, end of period	$114	$(9)	$105	$96	$5	$101

36

notes to condensed interim consolidated financial statements	(unaudited)

	2020			2019
Nine-month periods ended September 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$(12)	$(12)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	3	—	3	3	—	3
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	10	—	10	27	—	27
Financing costs paid to us	(3)	—	(3)	(3)	—	(3)
Funds we advanced or contributed, excluding construction credit facilities	—	13	13	—	—	—
Funds repaid to us and earnings distributed	—	(1)	(1)	—	—	—
Net increase	10	—	10	27	—	27
Real estate joint ventures carrying amounts
Balance, beginning of period	104	(2)	102	69	5	74
Valuation provision	—	(7)	(7)	—	—	—
Balance, end of period	$114	$(9)	$105	$96	$5	$101

1	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at September 30, 2020, and December 31, 2019, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).

3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

Real estate joint ventures commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $475 million (December 31, 2019 – $450 million) on the construction of a mixed-use tower. As at September 30, 2020, the real estate joint venture’s construction-related contractual commitments were approximately $20 million through to 2020 (December 31, 2019 – $37 million through to 2020).

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2021, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	September 30, 2020	December 31, 2019
Construction credit facilities commitment – TELUS Corporation
Undrawn	4(b)	$—	$10
Advances		114	104
		114	114
Construction credit facilities commitment – other		228	228
		$342	$342

37

notes to condensed interim consolidated financial statements	(unaudited)

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2019 – $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (December 31, 2019 – BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2020, we had sold to the trust (but continued to recognize) trade receivables of $120 million (December 31, 2019 – $124 million). Short-term borrowings of $100 million (December 31, 2019 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23	accounts payable and accrued liabilities

As at (millions)	September 30, 2020	December 31, 2019
Accrued liabilities	$1,309	$1,091
Payroll and other employee-related liabilities	538	422
Restricted share units liability	100	77
	1,947	1,590
Trade accounts payable	844	892
Interest payable	155	160
Indirect taxes payable and other	146	107
	$3,092	$2,749

24	advance billings and customer deposits

As at (millions)	September 30, 2020	December 31, 2019
Advance billings	$545	$522
Deferred customer activation and connection fees	8	9
Customer deposits	40	14
Contract liabilities	593	545
Other	140	130
	$733	$675

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment and for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

38

notes to condensed interim consolidated financial statements	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Balance, beginning of period		$802	$811	$801	$811
Revenue deferred in previous period and recognized in current period		(596)	(621)	(577)	(648)
Net additions arising from operations		575	592	552	613
Additions arising from business acquisitions	18(b)	36	10	41	16
Balance, end of period		$817	$792	$817	$792
Current				$740	$710
Non-current	27
Deferred revenues				66	68
Deferred customer activation and connection fees				11	14
				$817	$792
Reconciliation of contract liabilities presented in the consolidated statements of financial position – current
Gross contract liabilities				$740	$710
Reclassification to contract assets for contracts with contract liabilities less than contract assets				(137)	(160)
Reclassification from contract assets for contracts with contract assets less than contract liabilities				(10)	(6)
				$593	$544

25	provisions

(millions)	Asset retirement obligation	Employee-related	Written put options	Other	Total
As at July 1, 2020	$500	$41	$3	$152	$696
Additions	—	18	—	68	86
Reversal	—	–	—	(11)	(11)
Use	(1)	(9)	—	(56)	(66)
Interest effect	4	—	—	—	4
Effects of foreign exchange, net	—	—	—	—	—
As at September 30, 2020	$503	$50	$3	$153	$709
As at January 1, 2020	$495	$64	$196	$123	$878
Additions	—	38	—	163	201
Reversal	—	—	(103)	(27)	(130)
Use	(3)	(52)	(104)	(107)	(266)
Interest effect	11	—	2	—	13
Effects of foreign exchange, net	—	—	12	1	13
As at September 30, 2020	$503	$50	$3	$153	$709
Current	$9	$43	$—	$23	$75
Non-current	494	7	3	130	634
As at September 30, 2020	$503	$50	$3	$153	$709

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for written put options are determined based on the net present value of estimated future earnings results and require us to make key economic assumptions about the future. No cash outflows for the written put options are expected prior to their initial exercisability.

39

notes to condensed interim consolidated financial statements	(unaudited)

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; contract termination costs and onerous contracts related to business acquisitions; and costs incurred in connection with the COVID-19 pandemic. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	September 30, 2020	December 31, 2019
Senior unsecured
TELUS Corporation senior notes	(b)	$14,665	$14,479
TELUS Corporation commercial paper	(c)	427	1,015
TELUS Communications Inc. debentures		622	621
Secured
TELUS International (Cda) Inc. credit facility	(e)	1,084	431
Other		275	267
		17,073	16,813
Lease liabilities	(f)	1,816	1,661
Long-term debt		$18,889	$18,474
Current		$1,055	$1,332
Non-current		17,834	17,142
Long-term debt		$18,889	$18,474

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

									Principal face amount					Redemption present value spread
Series	Issued	Maturity		Issue price		Effective interest rate [1]			Originally issued			Outstanding at financial statement date		Basis points		Cessation date
3.60% Notes, Series CM	November 2013	January 2021 [2]		$997.15		3.65%			$400 million		$	NIL		35	[3]	N/A
3.20% Notes, Series CO	April 2014	April 2021 [2]		$997.39		3.24%			$500 million		$	NIL		30	[3]	Mar. 5, 2021
2.35% Notes, Series CT	March 2015	March 2022		$997.31		2.39%			$1.0 billion			$1.0 billion		35.5	[3]	Feb. 28, 2022
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%			$500 million			$500 million		40	[3]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%			$1.1 billion			$1.1 billion		36	[3]	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%			$800 million			$800 million		38.5	[3]	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%			$600 million			$600 million		53.5	[3]	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%			$800 million			$800 million		33	[3]	May 8, 2026
2.80% U.S. Dollar Notes [4]	September 2016	February 2027	US$	991.89		2.89%		US$	600 million		US$	600 million		20	[5]	Nov. 16, 2026
3.70% U.S. Dollar Notes [4]	March 2017	September 2027	US$	998.95		3.71%		US$	500 million		US$	500 million		20	[5]	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600 million			$600 million		48	[3]	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600 million			$600 million		37	[3]	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0 billion			$1.0 billion		43.5	[3]	Feb. 2, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600 million			$600 million		39.5	[3]	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030 [6]		$997.93		2.07%			$500 million		$	NIL		38	[3]	July 7, 2030
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600 million			$600 million		47	[3]	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400 million			$400 million		50	[3]	May 26, 2043
4.85% Notes, Series CP	Multiple [7]	April 2044		$987.91	[7]	4.93	% [7]		$500 million	[7]		$900 million	[7]	46	[3]	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400 million			$400 million		51.5	[3]	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500 million			$500 million		60.5	[3]	July 29, 2045
4.70% Notes, Series CW	Multiple [8]	March 2048		$998.06	[8]	4.71	% [8]		$325 million	[8]		$475 million	[8]	58.5	[3]	Sept. 6, 2047
4.60% U.S. Dollar Notes [4]	June 2018	November 2048	US$	987.60		4.68%		US$	750 million		US$	750 million		25	[5]	May 16, 2048
4.30% U.S. Dollar Notes [4]	May 2019	June 2049	US$	990.48		4.36%		US$	500 million		US$	500 million		25	[5]	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [9]	February 2050		$997.54	[9]	3.97	% [9]		$400 million	[9]		$800 million	[9]	57.5	[3]	Aug. 16, 2049

40

notes to condensed interim consolidated financial statements	(unaudited)

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	On May 22, 2020, we exercised our right to early redeem, on June 23, 2020, all of our 3.60% Notes, Series CM and all of our 3.20% Notes, Series CO. The long-term debt prepayment premium recorded in the three-month period ended June 30, 2020, was $18 million before income taxes (see Note 9).
3	The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CV, Series CW, Series CX, Series CY, Series CZ, Series CAA, Series CAB, Series CAC and Series CAD notes, for which it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.
4	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

5	The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.
6	Issued subsequent to the statement of financial position date and prior to the issuance of these condensed interim consolidated financial statements.
7	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
8	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.
9	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2019 – $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2020, we had $427 million (December 31, 2019 – $1,015 million) of commercial paper outstanding, which was denominated in U.S. dollars (US$320 million; December 31, 2019 – US$781 million), with an effective average interest rate of 0.19%, maturing through October 2020.

(d)	TELUS Corporation credit facility

As at September 30, 2020, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

41

notes to condensed interim consolidated financial statements	(unaudited)

The TELUS Corporation credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to the TELUS Corporation credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2020	December 31, 2019
Net available	$1,823	$1,235
Backstop of commercial paper	427	1,015
Gross available	$2,250	$2,250

We had $190 million of letters of credit outstanding as at September 30, 2020 (December 31, 2019 – $184 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e)	TELUS International (Cda) Inc. credit facility

As at September 30, 2020, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025 (December 31, 2019 – December 20, 2022), with a syndicate of financial institutions (as 87.5% lender) and, joined in 2020, TELUS Corporation (as 12.5% lender). The credit facility is comprised of a US$600 million (December 31, 2019 – US$350 million) revolving component and an amortizing US$600 million (December 31, 2019 – US$120 million) term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component and term loan component had a weighted average interest rate of 2.40% as at September 30, 2020. In connection with the acquisition of Competence Call Center during the three-month period ended March 31, 2020, as discussed further in Note 18(b), incremental amounts were drawn on the facility.

	September 30, 2020						December 31, 2019
As at (millions)	Revolving component [1]		Term loan component [2]		Total		Revolving component		Term loan component		Total
Available	US$	248	US$	N/A	US$	248	US$	121	US$	N/A	US$	121
Outstanding
Due to other	308		512		820		229		107		336
Due to TELUS Corporation	44		73		117		N/A		N/A		N/A
	US$	600	US$	585	US$	1,185	US$	350	US$	107	US$	457

1	Revolving component available is gross of swingline draw of US$11.
2	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on US$102 of the debt to a fixed rate of 2.64%.

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$410 of the principal payments and associated interest obligations to European euro obligations with an effective fixed interest rate of 0.65% and an effective fixed economic exchange rate of US$1.0932:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. TELUS International (Cda) Inc.’s quarter-end net debt to operating cash flow ratio must not exceed: 4.75:1.00 during fiscal 2020; 4.25:1.00 during fiscal 2021; and 3.50:1.00 subsequently. The quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)	Lease liabilities

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.27% as at September 30, 2020.

42

notes to condensed interim consolidated financial statements	(unaudited)

(g)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debts owing as at September 30, 2020, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2020 (remainder of year)	$3	$88	$91	$436	$6	$(434)	$436	$444	$12	$547
2021	188	336	524	35	25	(28)	32	64	45	633
2022	1,263	197	1,460	35	24	(28)	32	63	35	1,558
2023	530	127	657	35	20	(28)	32	59	30	746
2024	1,115	115	1,230	35	9	(28)	32	48	24	1,302
2025-2029	4,685	317	5,002	2,412	16	(1,894)	1,917	2,451	47	7,500
Thereafter	4,789	302	5,091	1,667	—	(1,667)	1,646	1,646	17	6,754
Future cash outflows in respect of composite long-term debt principal repayments	12,573	1,482	14,055	4,655	100	(4,107)	4,127	4,775	210	19,040
Future cash outflows in respect of associated interest and like carrying costs [2]	6,306	376	6,682	2,567	18	(2,492)	2,372	2,465	46	9,193
Undiscounted contractual maturities (Note 4(b))	$18,879	$1,858	$20,737	$7,222	$118	$(6,599)	$6,499	$7,240	$256	$28,233

1	Where applicable cash flows reflect foreign exchange rates as at September 30, 2020.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2020.

27	other long-term liabilities

As at (millions)	Note	September 30, 2020	December 31, 2019
Contract liabilities	24	$66	$70
Other		5	7
Deferred revenues		71	77
Pension benefit liabilities		866	580
Other post-employment benefit liabilities		60	53
Restricted share unit and deferred share unit liabilities		9	42
Derivative liabilities	4(d)	50	26
Investment in real estate joint ventures	21(b)	10	5
Other		19	10
		1,085	793
Deferred customer activation and connection fees	24	11	13
		$1,096	$806

28	owners’ equity

(a)	Common Share capital – general

Our authorized share capital is as follows:

As at	September 30, 2020	December 31, 2019
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion*

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

43

notes to condensed interim consolidated financial statements	(unaudited)

During the three-month period ended March 31, 2020, we issued approximately 58 million* shares for gross proceeds of $1.5 billion.

As at September 30, 2020, approximately 26 million* Common Shares were reserved for issuance, from Treasury, under a dividend reinvestment and share purchase plan (see Note 13(b)), approximately 24 million* Common Shares were reserved for issuance, from Treasury, under a restricted share unit plan (see Note 14(b)) and approximately 90 million* Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 14(d)).

(b)	Common Share split

On February 13, 2020, we announced a subdivision of our Common Shares on a two-for-one basis to be effected March 17, 2020. All references, unless otherwise indicated, to the number of shares authorized, the number of shares outstanding, the number of shares reserved; per share amounts and share-based compensation information in the consolidated financial statements have been retrospectively restated to reflect the impact of the subdivision.

(c)	Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In December 2019, we received approval for a normal course issuer bid to purchase and cancel up to 16 million* of our Common Shares (up to a maximum amount of $250 million) from January 2, 2020, to January 1, 2021.

(d)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America. During the three-month period ended March 31, 2020, non-controlling shareholders purchased TELUS International (Cda) Inc. shares from treasury for $209 million, which resulted in the non-controlling interests’ ownership interest increasing to 37.7% as at March 31, 2020, up from 35.9% as at December 31, 2019. Associated with the transaction, an adjustment reflecting the approximately 1.8% increase in the non-controlling interest in the net book value of the subsidiary was credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, and the net balance of proceeds was credited to contributed surplus.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can affect our subsidiaries, including TELUS International (Cda) Inc.; during the three-month period ended June 30, 2020, this process resulted in the non-controlling interests’ ownership interest decreasing to 36.2% as at June 30, 2020, with an adjustment reflecting the approximately 1.5% decrease in the non-controlling interest in the net book value of the subsidiary having been credited to non-controlling interests in our Consolidated statement of changes in owners’ equity, offset by an equal amount having been charged to contributed surplus.

Summarized financial information

	Three months		Nine months
As at, or for the three-month and nine-month periods ended (millions) [1]	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	December 31, 2019
Statement of financial position
Current assets			$674		$476
Non-current assets			$2,747		$1,057
Current liabilities			$680		$570
Non-current liabilities			$1,745		$647
Statement of income and other comprehensive income
Revenue [2]	$569	$351	$1,646	$996
Goods and services purchased	$100	$64	$304	$183
Employee benefits expense	$337	$212	$951	$609
Depreciation	$34	$25	$99	$71
Amortization of intangible assets	$30	$6	$81	$13
Net income	$38	$20	$116	$53
Comprehensive income	$66	$24	$151	$75

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.
2	For the three-month period ended September 30, 2020, includes revenue from wireless segment and wireline segment of $46 (2019 – $45) and $61 (2019 – $50), respectively. For the nine-month period ended September 30, 2020, includes revenue from wireless segment and wireline segment of $130 (2019 – $118) and $178 (2019 – $138), respectively.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

44

notes to condensed interim consolidated financial statements	(unaudited)

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

45

notes to condensed interim consolidated financial statements	(unaudited)

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The Plaintiff has appealed this decision.

Other claims

Claims and possible claims received by us include:

Area code 867 blocking claim

In 2018 a claim was brought against us alleging breach of a Direct Connection Call Termination Services Agreement, breach of a duty of good faith, and intentional interference with economic relations. The plaintiffs allege that we have improperly blocked calls to area code 867 (including to customers of a plaintiff), for which a second plaintiff provides wholesale session initiation trunking services. The plaintiffs seek damages of $135 million. On April 23, 2019, the Ontario Superior Court stayed this claim on the ground that the court has no jurisdiction over, or is not the appropriate forum, for the subject matter of this action.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Short-term benefits	$3	$4	$7	$9
Post-employment pension [1] and other benefits	1	1	3	3
Share-based compensation [2]	11	1	21	21
	$15	$6	$31	$33

1	Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

2	In respect of restricted share units with neither an equity settlement feature nor market performance conditions, we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions using a Monte Carlo simulation-determined fair value. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

46

notes to condensed interim consolidated financial statements	(unaudited)

As disclosed in Note 14, we made initial awards of share-based compensation in 2020 and 2019, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2020 and 2019 initial awards are included in the amounts in the table above.

Nine-month periods ended September 30	2020			2019
($ in millions)	Number of restricted share units*	Notional value [1]	Grant-date fair value [1]	Number of restricted share units *	Notional value [1]	Grant-date fair value [1]
Awarded in period	811,954	$20	$28	949,408	$23	$15

1	Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). No share options were awarded to our key management personnel in fiscal 2020 or 2019.

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	September 30, 2020	December 31, 2019
Restricted share units	$32	$25
Deferred share units [1]	1	23
	$33	$48

1	Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash (for non-equity-settled deferred share units). Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2020, $2 (2019 – $1) and $2 (2019 – $4), respectively, was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2020, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $2 million (2019 – $2 million) and $5 million (2019 – $5 million), respectively.

(c)	Transactions with real estate joint venture and associate

During the three-month and nine-month periods ended September 30, 2020 and 2019, we had transactions with the TELUS Sky real estate joint ventures, which is a related party, as set out in Note 21. As at September 30, 2020, we had recorded lease liabilities of $76 million (December 31, 2019 – $77 million) in respect of our TELUS Sky lease and monthly cash payments are made in accordance with the lease agreement; one-third of the amounts is due to our economic interest in the real estate joint venture.

* Amounts reflect retrospective application of March 17, 2020, share split (see Note 28(b)).

47

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(143)	$7	$(119)	$(216)
Inventories		(15)	(33)	87	9
Contract assets		58	64	257	65
Prepaid expenses		(35)	35	(30)	(75)
Accounts payable and accrued liabilities		112	(64)	202	126
Income and other taxes receivable and payable, net		(179)	(16)	(34)	(285)
Advance billings and customer deposits		1	(23)	17	(20)
Provisions		7	—	(110)	(36)
		$(194)	$(30)	$270	$(432)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(757)	$(701)	$(2,052)	$(2,058)
Intangible assets subject to amortization	18	(157)	(164)	(481)	(463)
		(914)	(865)	(2,533)	(2,521)
Additions arising from leases	17	174	116	366	348
Additions arising from non-monetary transactions		(1)	1	5	9
Capital expenditures	5	(741)	(748)	(2,162)	(2,164)
Change in associated non-cash investing working capital		75	54	22	32
		$(666)	$(694)	$(2,140)	$(2,132)

48

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Dividends payable to holders of Common Shares	$339	$—	$(339)	$—	$338	$338
Dividends reinvested in shares from Treasury	—	—	23	—	(23)	—
	$339	$—	$(316)	$—	$315	$338
Short-term borrowings	$100	$43	$(42)	$—	$—	$101
Long-term debt
TELUS Corporation senior notes	$13,715	$800	$(1,000)	$36	$(3)	$13,548
TELUS Corporation commercial paper	293	905	(441)	3	—	760
TELUS Communications Inc. debentures	621	—	—	—	—	621
TELUS International (Cda) Inc. credit facility	396	—	(2)	5	—	399
Other	—	—	(5)	—	275	270
Lease liabilities	1,554	—	(62)	(1)	107	1,598
Derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt – liability (asset)	92	441	(439)	(39)	(153)	(98)
	16,671	2,146	(1,949)	4	226	17,098
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt	—	(441)	441	—	—	—
	$16,671	$1,705	$(1,508)	$4	$226	$17,098
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020
Dividends payable to holders of Common Shares	$372	$—	$(372)	$—	$374	$374
Dividends reinvested in shares from Treasury	—	—	140	—	(140)	—
	$372	$—	$(232)	$—	$234	$374
Short-term borrowings	$100	$15	$(8)	$—	$8	$115
Long-term debt
TELUS Corporation senior notes	$14,729	$—	$—	$(68)	$4	$14,665
TELUS Corporation commercial paper	—	427	—	—	—	427
TELUS Communications Inc. debentures	622	—	—	—	—	622
TELUS International (Cda) Inc. credit facility	1,167	—	(60)	(25)	2	1,084
Other	279	—	(122)	—	118	275
Lease liabilities	1,721	—	(90)	(2)	187	1,816
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(392)	7	(13)	99	108	(191)
	18,126	434	(285)	4	419	18,698
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(7)	7	—	—	—
	$18,126	$427	$(278)	$4	$419	$18,698

49

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019
Dividends payable to holders of Common Shares	$326	$—	$(994)	$—	$1,006	$338
Dividends reinvested in shares from Treasury	—	—	68	—	(68)	—
	$326	$—	$(926)	$—	$938	$338
Short-term borrowings	$100	$450	$(449)	$—	$—	$101
Long-term debt
TELUS Corporation senior notes	$12,186	$2,474	$(1,000)	$(86)	$(26)	$13,548
TELUS Corporation commercial paper	774	2,806	(2,804)	(16)	—	760
TELUS Communications Inc. debentures	620	—	—	—	1	621
TELUS International (Cda) Inc. credit facility	419	13	(23)	(12)	2	399
Other	—	—	(5)	—	275	270
Lease liabilities	1,483	—	(214)	(14)	343	1,598
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(73)	2,804	(2,800)	102	(131)	(98)
	15,409	8,097	(6,846)	(26)	464	17,098
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,804)	2,804	—	—	—
	$15,409	$5,293	$(4,042)	$(26)	$464	$17,098
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020
Dividends payable to holders of Common Shares	$352	$—	$(1,095)	$—	$1,117	$374
Dividends reinvested in shares from Treasury	—	—	401	—	(401)	—
	$352	$—	$(694)	$—	$716	$374
Short-term borrowings	$100	$215	$(208)	$—	$8	$115
Long-term debt
TELUS Corporation senior notes	$14,479	$1,000	$(900)	$82	$4	$14,665
TELUS Corporation commercial paper	1,015	1,039	(1,692)	65	—	427
TELUS Communications Inc. debentures	621	—	—	—	1	622
TELUS International (Cda) Inc. credit facility	431	765	(128)	20	(4)	1,084
Other	267	—	(313)	—	321	275
Lease liabilities	1,661	—	(255)	15	395	1,816
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(37)	1,706	(1,663)	(95)	(102)	(191)
	18,437	4,510	(4,951)	87	615	18,698
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,706)	1,706	—	—	—
	$18,437	$2,804	$(3,245)	$87	$615	$18,698

50